Exhibit 99.2

EMAIL TO JETPAY EMPLOYEES, DATED OCTOBER 22, 2018

Team,

Today is an exciting day for JetPay!

NCR Corporation, one of the world’s leaders in handling consumer transactions and interactions, has announced a definitive agreement to acquire JetPay. When the transaction is finalized, you will be part of a global organization with 34,000 employees that handles 760 million transactions each day and has a 134-year history of innovation in commerce.

NCR plans to use JetPay’s innovative payments platform, as well as its Human Capital Management offerings, as part of its enterprise POS offerings across retail and hospitality. By becoming part of NCR, JetPay will significantly expand its reach and scale, which can also lead to exciting new opportunities and career development.

NCR Chief Executive Officer Mike Hayford has recorded a video to introduce you to NCR, and to welcome you to the NCR family. Additionally, Paul Langenbahn, EVP and President of NCR’s Commerce Business Unit, and other members of NCR’s senior leadership team will be in JetPay’s Allentown and Dallas offices later today to meet you, give you more information on NCR and to answer your questions.

We encourage you to read the press release, which further outlines the details around the acquisition.

We will continue to communicate with you about our progress throughout this process, but for now, we ask that you continue to do what you do best – focus on meeting the needs of JetPay’s customers. Please remember that, until the transaction closes, we will continue to operate as two independent companies in the marketplace and it remains business as usual.

We also encourage you to reach out with any questions you may have. We have included a preliminary Q&A below, and you can also send any questions to jetpayquestions@ncr.com and we will get back to you soon.

It is an extremely exciting time for JetPay and NCR, as well as our respective customers and employees.

Our best,

Diane Faro	Mike Hayford	Paul Langenbahn
CEO, JetPay	CEO, NCR Corporation	EVP & President, NCR Commerce

Frequently Asked Questions

Will my compensation or benefits change?

NCR will support JetPay’s current compensation structure for a period of time following the transaction. During this time, we will evaluate the compensation programs at both JetPay and NCR to determine an equitable approach moving into the future.

Your benefits will remain unchanged through year end. Following completion of the transaction, you will move to NCR benefit plans for 2019. NCR has every intention of treating employees fairly and equitably regarding their compensation and benefits.

Will my JetPay tenure carry over to NCR?

Yes, your service with JetPay will generally be treated as service with NCR for purposes of participation in NCR’s benefit plans. More details will be communicated after close.

If I have stock or stock options, how will they be affected?

When the transaction closes, all stock holders will receive the sum of $5.05 per share. NCR anticipates it will treat all qualified unvested options from JetPay employees as vested.

Am I able to buy NCR stock after the announcement?

NCR does not object to JetPay employees purchasing NCR stock after the announcement as long as the purchase is in compliance with JetPay’s insider trading policy, and the purchaser is not in possession of material, non-public information.

If my role is eliminated due to the acquisition, will I receive notice?

In the event that an employee loses his or her role as a result of the acquisition, we will give advance notice and will work with that employee to either find a role elsewhere in the company or to provide assistance with outplacement services. The details of this are still being worked out but we will have a full program laid out prior to closing so everyone knows the process and knows they will not be caught off guard by any decisions. In addition, employees who lose their job are eligible for NCR’s standard severance package.

Will you consolidate JetPay locations into the NCR offices?

Although NCR will continue to review our real estate footprint to maximize company performance and customer satisfaction, at this stage we have no intention to consolidate JetPay locations.

Will you continue with the JetPay brand?

At this time, there are no plans to eliminate JetPay’s brands, but NCR recognizes this deal affords JetPay the opportunity to leverage NCR’s brand and global reach. During the integration process, NCR will evaluate the most effective brand strategy that will enable us to achieve our goals.

How will you integrate JetPay employees into NCR?

JetPay will primarily become part of the Commerce business unit, led by Paul Langenbahn. Until the transaction closes, both companies will continue to operate as two separate entities and it is business as usual.

Will the company’s leadership stay on?

One of the reasons that we acquired JetPay is for the strength of its management team. We anticipate the majority of JetPay leadership will join NCR.

Will NCR continue to operate JetPay’s Payroll Processing business?

Yes. We anticipate this to add significant value for customers and we plan to continue to offer this capability.

How long do you expect the integration process to take?

JetPay will continue to operate on a stand-alone basis until the transaction closes, and then JetPay will become part of the NCR Commerce business unit, led by Paul Langenbahn. Given that JetPay’s business model is fundamentally different than NCR’s, we do not anticipate full integration into an existing NCR business operation. Rather, we plan to welcome JetPay’s employees as NCR employees and integrate go-to-market processes and technology roadmaps to bring compelling solutions to our combined customer base.